November 17, 2014

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.,

Mail Stop 4561

Washington, D.C. 20549

Attention:            Mr. Jeffrey P. Riedler

Re:	Acceleration Request of Neothetics, Inc.
Registration Statement on Form S-1
File No. 333-199449

Acceleration Request
Requested Date: Wednesday, November 19, 2014
Requested Time: 4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neothetics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Wednesday, November 19, 2014, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please contact Larry W. Nishnick of DLA Piper LLP (US), counsel to the Registrant, at (858) 677-1414 or by facsimile at (858) 638-5014.

Very truly yours,

/s/ George W. Mahaffey

George W. Mahaffey

President and Chief Executive Officer

cc:	Securities and Exchange Commission: Daniel Greenspan, Austin Stephenson, Christine Torney, and Jim Rosenberg
DLA Piper LLP (US): Larry Nishnick